UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission file number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

Friars House
160 Blackfriars Road
London SE1 8EZ United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached as Exhibit 99.1 are excerpts from a presentation being delivered by Clarivate Analytics Plc on September 3, 2019.

Forward-Looking Statements

This Current Report on Form 6-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements are more fully discussed under the caption “Risk Factors” in the proxy statement/prospectus as filed with the U.S. Securities and Exchange Commission (“SEC”) on April 26, 2019 (File No. 333-229899), along with our other filings with the SEC. However, those factors should not be considered to be a complete statement of all potential risks and uncertainties. Forward-looking statements are based only on information currently available to our management and speak only as of the date of this Current Report on Form 6-K. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Please consult our public filings with the SEC or on our website at www.clarivate.com.

No Incorporation by Reference

This Report on Form 6-K shall not be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-231405) of Clarivate Analytics Plc.

Exhibits

Exhibit No.	Document Description

99.1	Excerpts from Clarivate Analytics plc September 3, 2019 presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARIVATE ANALYTICS PLC

Date: September 3, 2019	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer